469-519-0133

PRMA

1450 S Dixie Hwy. • Boca Raton, FL 33432
Phone: 561 347 1178 • Fax: 561 347 7024

www.peerreviewboard.com

Peer Review Mediation and Arbitration, Inc.

April 24, 2008

Ravikumar Vemuru
Max Systems, Inc.
315 E 5th
Odessa, TX 79761

Dear Ravi:

This letter agreement sets forth our agreement and understanding as to the essential terms of the sale to ProMed Alliance, Inc. a subsidiary of Peer Review Mediation & Arbitration, Inc., both Florida corporations, located at 1450 S. Dixie Hwy, Boca Raton, Florida 33432 (the "Purchaser") by Max Medical Systems Inc. and Max Medical Billing Systems (India) Pvt. Ltd., located at 315 East 5th, Odessa, TX 79761 and No.6-3-669, 4th Floor Ozone Complex, Above Bajaj Electronics Panjagutta Main Road, Hydrabad, India, respectively (the "Seller") of the Seller's business (the "Business"). In this letter, the above Purchaser and Seller are sometimes called the "Parties," and each separately as a "Party". The parties intend this letter agreement to be binding and enforceable, and that it will inure to the benefit of the parties and their respective successors and assigns.

Part One of this Proposed Agreement is at present time not binding on the Parties nor enforceable (the "Non-Binding Provisions"), but is intended to be incorporated into a legally binding Definitive Agreement subject to the satisfactory completion of the Parties ongoing investigation of the respective companies' business, and subject to approval by the Parties boards of directors. The binding provisions of this Agreement shall become legally enforceable against a Party upon signing such Agreement, as of the date stated at the beginning of this Agreement.

PART I

1. PURCHASED ASSETS AND SHARE EXCHANGE. At the closing, the Purchaser will purchase substantially all of the capital stock associated with the Business, including all inventories, all intellectual property, all accounts and notes receivable, all contracts and agreements, all equipment, all legally assignable government permits, and certain documents, files and records containing technical support and other information pertaining to the operation of the Business.

2. ASSUMED LIABILITIES. The Purchaser will assume as of the closing date only those liabilities and obligations (i) arising in connection with the operation of the Business by the Seller before the closing date which are Independently Verified and agreed to by parties, and (ii) arising after the closing date in connection with the performance by the Purchaser of the contracts and agreements associated with the Business. Prior Local, State, Federal taxes, fines, levies or liens of any nature will be the obligation of Seller and if exists will be deducted from final sale price.

3. PURCHASE PRICE. The purchase price will be 2,250,000 dollars payable in cash and promissory note or other consideration as the following schedule:

i. 50% of the Purchase Price to be paid in cash in available funds on the Closing date;

ii. 50% of the Purchase Price to be paid in cash on or before December 31, 2008;
iii. Seller may, at Seller's option, exchange the Promissory Note value for PRMA's Restricted Common shares. The number of shares for the exchange will be determined by Note Amount divided by share valued at 70% of the thirty day market trade average, at any time prior to Note maturity.
iv. Terms above are subject to modification according to Accounting, SEC Rules and Regulation;

4. BROKERAGE RELATIONSHIP. Seller, consistence with the terms and schedule as set forth above, will pay any commissions in relation to this agreement.

5. CONSULTING AGREEMENT. Seller agrees to enter into a Consulting Agreement at a nominal cost during the transition and for two additional years. Further, The Compensation Committee will review consultant's compensation; performance increases and additional employee stock options will be granted as approved.

6. EXPANSION PLANS. Purchaser and Seller will develop a viable and sustainable expansion plan financed by a capital infusion as needed and provided by Purchaser.

7. PRE-CLOSING COVENANTS. The parties will use their reasonable best efforts to obtain all necessary third-party and government consents (including all certificates, permits and approvals required in connection with the Purchaser's operation of the Business). The Seller will continue to operate the Business consistent with past practice. The parties agree to prepare, negotiate and execute a purchase agreement, which will reflect the terms set forth in this letter agreement, and will contain customary representations and warranties.

8. CONDITIONS TO OBLIGATION. The Purchaser and the Seller will be obligated to consummate the acquisition of the Business unless the Purchaser or Seller has failed to obtain, despite the parties' reasonable best efforts, all certificates, permits and approvals that are required in connection with Purchaser's operation of the Business.

9. DUE DILIGENCE. The Seller agrees to cooperate with the Purchaser's due diligence investigation of the Business and to provide the Purchaser and its representatives with prompt and reasonable access to key employees and to books, records, contracts and other information pertaining to the Business (the "Due Diligence Information"), as follows:

(A) From the date hereof, each Party, will make available to the other Party for review their respective financial statements, books, records, corporate documents and other information as the other Party may reasonably request, and each Party shall have the opportunity to meet with attorneys, accountants and key personnel of the other Party to discuss the financial and business conditions of the respective Party and to make whatever future independent investigation deemed necessary and prudent. The Parties agree to cooperate with each other in complying with these requests and providing such materials as the other Party may request.

(B) Each Party shall make appropriate representations in the Definitive Agreement that it has fully and independently satisfied itself on all aspects of the other Party's business, including but not limited to financial statements, books and records.

(C) Each Party shall represent and agree that all confidential information which each Party or any of its officers, employees, agents, consultants, or representatives, may possess or may receive in the future pertaining to the financial or other condition of the other Party, shall not be disclosed or made available to any other person or entity other than current members of the Board of Directors, officers, employees, agents, consultants, or representatives at any time without the express written consent of the other Party.

PART II

10. CONFIDENTIALITY AND NON-COMPETITION. The Parties will use the Due Diligence Information solely for the purpose of the Parties' due diligence investigation of the Business, and unless and until the parties consummate the acquisition of the Business the Parties, their affiliates, directors, officers, employees, advisors, and agents (the Parties' "Representatives") will keep the Due Diligence Information

strictly confidential. The Parties will disclose the Due Diligence Information only to those Representatives of the Parties who need to know such information for the purpose of consummating the acquisition of the Business. The Parties agrees to be responsible for any breach of this paragraph 10 by any of the Parties' Representatives. In the event the acquisition of the Business is not consummated, the Parties will return to the Other any materials containing Due Diligence Information, or will certify in writing that all such materials or copies of such materials have been destroyed. The Parties also will not use any Due Diligence Information to compete with the Other in the event that the acquisition of the Business is not consummated. The provisions of this paragraph 10 will survive the termination of this letter agreement.

11. EMPLOYEES OF THE BUSINESS. Until the consummation of the acquisition of the Business, or in the event that the parties do not consummate the acquisition of the Business, the Parties will not solicit or recruit the employees of the other.

12. EXCLUSIVE DEALING. Until the later of 120 days after the date this Agreement is signed, the Seller will not enter into any agreement, , with any other corporation, firm or other person with respect to (a) the possible disposition of a material portion of the Business, or (b) any business combination involving the Business, whether by way of merger, consolidation, share exchange or other transaction. Buyer will allow Seller and Seller's broker to continue to market and provide marketing materials to prospective buyers, but Seller is specifically barred from entering into any agreement with any third party to sell, transfer, merge or dispose of the companies during the specified due diligence period.

13. EXPENSES. Subject to the provisions in paragraph 12 of this letter agreement, each party will pay all of its expenses, including legal and accounting fees, incurred in connection with the acquisition of the Business.

14. INDEMNIFICATION. The Seller represents and warrants that the Purchaser will not incur any liability in connection with the consummation of the acquisition of the Business to any third party, Broker, Agent or Representative with whom the Seller or its agents have had discussions regarding the disposition of the Business, and the Seller agrees to indemnify, defend and hold harmless the Purchaser, its officers, directors, stockholders, lenders and affiliates from any claims by or liabilities to such third parties, including any legal or other expenses incurred in connection with the defense of such claims. The covenants contained in this paragraph 14 will survive the termination of this letter agreement.

15. ENTIRE AGREEMENT. The Binding Provisions constitute the entire agreement between the parties, and supersede all prior oral or written agreements, understandings, representations and warranties, and courses of conduct and dealing between the parties on the subject matter hereof. Except as otherwise provided herein, the Binding Provisions may be amended or modified only by a writing executed by all of the parties.

16. GOVERNING LAW. The Binding Provisions will be governed by and construed under the laws of the State of Texas without regard to conflicts of laws principles.

17. JURISDICTION: SERVICE OF PROCESS. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Letter may be brought against any of the parties in the courts of the State of Texas, Ector County, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

18.TERMINATION. This Proposed Agreement may only be terminated by the mutual written consent of the Parties hereto but may be extended upon mutual written consent of the Parties. If the terms and conditions of this Proposed Agreement are not fulfilled and a Definitive Agreement is not finalized and executed prior to one hundred twenty (120) business days from the Signing Date, the Part One (Non-Binding Provisions) will automatically terminate and be void, except such termination may be agreed upon earlier upon written notice by either party to the other party unilaterally, for any reason or no reason, with or without cause, at any time; provided, however, that the termination of the Binding Provisions will not affect the liability of a party for breach of the Binding Provisions prior to the termination

469-519-0133

19. COUNTERPARTS. This Letter may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Letter and all of which, when taken together, will be deemed to constitute one and the same agreement.

20. BINDING EFFECT. Except as herein set forth, the paragraphs and provisions regarding the terms of the proposed corporate combination of Part One of this letter does not constitute and will not give rise to any legally binding obligation on the part of any of the Parties, but merely express their intent with respect thereto, and shall only become binding if and when a Definitive Agreement is executed and the transactions contemplated hereby have been approved by each of the Parties. Notwithstanding anything to the contrary, the provisions set forth in Part Two sections, 10, 11, 12 and 14 are intended to be and are hereby binding and enforceable obligations of the Parties.

21. TIME OF THE ESSENCE: CLOSING. Time is expressly declared to be of the essence in this Proposed Agreement. This Agreement of Understanding shall be signed by all the Parties, executed and completed, on or before the 29th day of August at 5:00 PM EST.

If you are in agreement with the foregoing, please sign and return one copy of this letter agreement, which thereupon will constitute our agreement with respect to its subject matter.

Very truly yours,

Willis Hale, CEO

Agreed and Accepted by

Ravikumar Vemuru, President